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November 14, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 3 to Registration Statement on Form F-1 Filed June 16, 2022 File No. 333-264036

Dear Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 filed on June 6, 2022 (the “Registration Statement”) contained in the Staff’s letter dated June 24, 2022 (the “Comment Letter”).

The Company has publicly filed an amendment No. 4 to the registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1 filed June 16, 2022

Taxation, page 134

1.	You note that this section is the opinion of Loeb & Loeb LLP, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and the opinion of Baker & McKenzie. Wong & Leow, insofar as it relates to legal conclusions with respect to matters of Singapore tax law. Please have Loeb & Loeb LLP file a tax opinion as an exhibit to the registration statement. Please also revise the disclosure in this section in accordance with Section III of Staff Legal Bulletin No. 19 to clearly state the opinions of both counsel for each applicable material tax consequence. Please remove disclosure stating that this is a summary, that the statements are not to be regarded as advice on the tax position of any holder, and remove any limitations on reliance. In the alternative, please remove the language indicating that this is the opinion of counsel.

Response: In response to this comment, the Company has removed the language indicating that the referenced language is the opinion of counsel on page 127 of the Amendment.

Item 8. Exhibits, page II-2

2.	We note that paragraph (12) of Exhibit 5.1 states that “[t]his opinion is given only for the benefit of the person to whom it is addressed . . . .” Please remove this inappropriate limitation on reliance. In this regard, investors are entitled to rely on the opinion as expressed. Additionally, we note that in paragraph (6) you assumed the definition of the term “non-assessable” under Singapore law. Please have counsel revise the opinion to remove this assumption and to opine whether the offer shares are non-assessable based on the meaning of that term under U.S. law. Refer to Section II.B.1.c and II.B.3.d of Staff Legal Bulletin No. 19.

Response: Counsel has removed the referenced limitation on reliance in paragraph 11 of Exhibit 5.1. Counsel also has revised paragraph 5.2 of Exhibit 5.1 to remove the assumption of the term “non-assessable” under Singapore law and to opine whether the offer shares are non-assessable based on the meaning of that term under U.S. law.

3.	In paragraph (5.2) of Exhibit 5.1, counsel opines that the Offer Shares will have been duly authorized (emphasis added). Please have counsel provide an opinion that the Offer Shares are duly authorized (emphasis added).

Response: Counsel has revised paragraph 5.2 of Exhibit 5.1 to provide an opinion that the Offer Shares are duly authorized (emphasis added).

Signatures, page II-5

4.	Please include the signatures required by Instruction 1 to “Signatures” on Form F-1. In the current amendment the individuals have signed on behalf of the registrant, but they also need to sign in their individual capacity.

Response: We have included the signatures required by Instruction 1 to “Signatures” on Form F-1

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho